Exhibit 99.1

NLS Pharmaceutics Announces Positive Opinion from European Regulators to Grant Orphan Drug Designation for Mazindol ER in Idiopathic Hypersomnia

Switzerland/Zurich, July 21, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that the European Medicines Agency (EMA) Committee for Orphan Medical Products (COMP) has issued a positive opinion to grant Orphan Drug Designation (ODD) for Mazindol ER (Quilience®), the Company’s patented and proprietary formulation of mazindol, for the treatment of idiopathic hypersomnia (IH). The COMP plenary session took place July 12-14, 2022, and NLS was subsequently notified by the EMA that it will receive the relevant documentation package for ODD shortly. The Company’s formulation of mazindol also has been granted ODD in both Europe and the U.S. for the treatment of narcolepsy.

“Receiving orphan drug designation for an IH indication highlights the potential for broad use of Quilience beyond narcolepsy, particularly in sleep-wake disorders where there is an unmet medical need,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “As we work towards enrolling patients in our expanded access program (EAP) in Europe for IH, which is anticipated to generate non-dilutive revenue, we believe that the orphan designation will help to raise awareness of our novel mazindol formulation for this debilitating condition. Mazindol has shown the ability to help patients suffering from IH in prior investigator sponsored studies, and the response that we demonstrated with Quilience for excessive daytime sleepiness with our Phase 2a interim results also supports this potential indication. We look forward to reporting the final results from our Phase 2a narcolepsy trial for Quilience® in late September and also providing an update from the open-label extension study later this year.”

About Orphan Drug Designation in the European Union (EU)

Orphan drug designation in the EU is granted by the European Commission based on a positive opinion issued by EMA’s COMP. To qualify, an investigational medicine must be intended to treat a seriously debilitating or life-threatening condition that affects fewer than five in 10,000 people in the EU, and there must be sufficient non-clinical or clinical data to suggest the investigational medicine may produce clinically relevant outcomes. EMA orphan drug designation provides companies with certain benefits and incentives, including clinical protocol assistance, differentiated evaluation procedures for Health Technology Assessments in certain countries, access to a centralized marketing authorization procedure valid in all EU member states, reduced regulatory fees and 10 years of market exclusivity. About 30 million people living in the European Union (EU) suffer from a rare disease. The EMA plays a central role in facilitating the development and authorization of medicines for rare diseases, which are termed orphan medicines in the medical world. For more information, please visit: www.ema.europa.eu/en/human-regulatory/overview/orphan-designation-overview.

About Idiopathic Hypersomnia

IH is a rare sleep disorder, with unknown cause and pathophysiology; it is mainly characterized by excessive daytime sleepiness. IH is a long-term debilitating disease because the need for sleep during the day interferes with normal life. Daily activities such as driving, working or walking can become dangerous if patients fall asleep or lose muscle control unexpectedly. The quality of life of persons living with IH is adversely affected due to potential impacts on mental health, social relationships, memory loss and attention deficits. Socioeconomic costs of IH are accordingly substantial. According to the Hypersomnia Foundation, “People suffering from idiopathic hypersomnia often live without a correct diagnosis for a long time, blaming themselves and struggling to maintain work, studies and relationships.” According to the European Medicines Agency, IH affects approximately 156,000 people in Europe, where there is no approved treatment for the disorder. ClinicalTrials.gov lists only eight active studies in IH, three of which are non-interventional natural history studies and registries. As a result, there is an acute need for novel investigational therapies to address the unmet needs of patients suffering from IH. Mazindol has shown promise in the treatment of IH in an observational open label cohort of 37 patients with IH resistant to modafinil and/or methylphenidate.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia (IH). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2a clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy is currently ongoing in the United States. Previously, NLS successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD. NLS has announced that it plans to enable patients diagnosed with IH to access treatment with Quilience® through an EAP. EAPs have great potential to benefit all stakeholders involved, from the patient who receives the medicine early, to the pharmaceutical company who provides it. Although EAPs can represent a significant undertaking, companies who invest in them can see considerable benefit in terms of launch preparedness, relationship building and market penetration.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential for broad use of Quilience® beyond narcolepsy, particularly in sleep-wake disorders where there is an unmet medical need, and that the orphan designation will help to raise awareness of NLS’ novel mazindol formulation for IH, the anticipated non-dilutive revenue that may be derived from the EAP, as well as the timing of reporting of results for NLS’s Phase 2a narcolepsy trial for Quilience® and data from the open-label extension study. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC's website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

Media Contact

Pascal Nigen: +1 917-385-2160

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